UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 19, 2022

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In the Matter of

Europa Growth Acquisition Company
Baarerstrasse 78
CH-6300, Zug
Switzerland

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-260844

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Europa Growth Acquisition Company filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Europa Growth Acquisition Company has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 19, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Celeste Murphy
Office Chief